UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LEGG MASON, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

524901105
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,039,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,039,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,039,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed on May 22, 2015 (the “Form 10-K”).

1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,039,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,039,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,039,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,039,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,039,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,039,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,039,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,039,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,039,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,039,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,039,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,039,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,351,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,351,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.12%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,972,630
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,972,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,972,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian SPV (SUB) V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0624408
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%*
14	TYPE OF REPORTING PERSON PN
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,043,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,043,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%*
14	TYPE OF REPORTING PERSON PN
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 314,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 314,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%*
14	TYPE OF REPORTING PERSON PN
* Calculated based on 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form
10-K.

This Amendment No. 7 (“Amendment No. 7”) relates to the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2009 as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2010, Amendment No. 2 to Schedule 13D filed on August 4, 2011, Amendment No. 3 to Schedule 13D filed on September 28, 2012, Amendment No. 4 to Schedule 13D filed on December 2, 2014, Amendment No. 5 to Schedule 13D filed on December 19, 2014 and Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed on April 6, 2015 (as amended, the “Statement”) relating to the Common Stock, $0.10 par value per share (the “Shares”), of Legg Mason, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, MD 21202.

Items 2, 4, 5 and 7 of the Statement are hereby amended and supplemented as follows:

Item 2. Identity and Background

Item 2 of the Statement is hereby supplemented as follows:

SPV V has completed the sale of all of the Shares beneficially and directly owned by it following the receipt of a redemption request from the remaining investor in the parent entity of SPV V.  As a result of the sale of such Shares by SPV V, SPV V will no longer be a Filing Person.  As previously noted, none of the other Filing Persons holds Shares as its sole investment.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby supplemented as follows:

SPV V has completed the sale of all of the Shares beneficially and directly owned by it following the receipt of a redemption request from the remaining investor in the parent entity of SPV V.  As a result of the sale of such Shares by SPV V, SPV V will no longer be a Filing Person.  As previously noted, none of the other Filing Persons holds Shares as its sole investment.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on May 27, 2015, the Filing Persons beneficially owned, in the aggregate, 11,039,896 Shares, representing approximately 9.96% of the Issuer’s outstanding Shares (based upon 110,852,676 shares of Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed on May 22, 2015 (the “Form 10-K”)).

(b) Each of Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I, Strategic Fund, Strategic Fund-A, SPV V and Trian ERISA beneficially and directly owns and has sole voting power and sole dispositive power with regard to: 21,224; 2,351,511; 5,972,630; 288,714; 1,048,137; 1,043,382; 0; and 314,298; Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Mr. May, Mr. Garden, Trian Management and Trian Management GP, by virtue of an agreement with Mr. Peltz (discussed in Item 5), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares.  Each of Mr. Peltz, Mr. May, Mr. Garden, Trian Management and Trian Management GP disclaims beneficial ownership of such Director Shares for all other purposes.

(c) The following table sets forth all transactions with respect to the Shares effected by any of the Filing Persons since the filing of Amendment No. 6, inclusive of all transactions effected through 4:00 p.m., New York City time, on May 27, 2015.  All such transactions in the table were effected in the open market.  The prices set forth below do not include commissions.

Name	Date	Shares	Price	Type
SPV V	04/06/2015	200,000	55.1654	Sale

SPV V	04/07/2015	20,050	55.0331	Sale

SPV V	04/13/2015	50,000	55.0119	Sale

SPV V	05/01/2015	85,000	55.0700	Sale

SPV V	05/04/2015	200,000	55.2514	Sale

SPV V	05/05/2015	132,000	55.3057	Sale

SPV V	05/18/2015	120,000	54.6182	Sale

SPV V	05/19/2015	15,200	54.5670	Sale

SPV V	05/20/2015	83,600	54.0781	Sale

SPV V	05/26/2015	150,000	53.6265	Sale

SPV V	05/27/2015	164,218	54.0398	Sale

Item 7.  Material to be Filed as Exhibits

1.  Joint Filing Agreement of the Filing Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 28, 2015

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., General Partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., General Partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN SPV (SUB) V, L.P.
By: Trian Partners GP, L.P., General Partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner
By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Legg Mason, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of May, 2015.

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By	Trian Partners GP, L.P., General Partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., General Partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN SPV (SUB) V, L.P.
By:	Trian Partners GP, L.P., General Partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund General Partner, LLC,
its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) General Partner, LLC, its general partner
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN